UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2005

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

Shell publishes technical report on Proved Reserves Requirements

The Royal Dutch/Shell Group of Companies today published a technical report on Petroleum Resource Volume Requirements (Proved Reserves only). This report details the mandatory requirements for Proved Reserves reporting within Shell and is intended to assure compliance with rules set by the US Securities and Exchange Commission in relation to Proved Reserves. These requirements formed the basis for year-end 2004 reserves reporting.

The publication of the report follows our statements of 3 February and 28 April 2005, concerning our intention to publish information regarding Shell's guidelines for booking Proved Reserves prior to the Shell Transport and Trading PLC and Royal Dutch Petroleum Company Annual General Meetings on 28 June 2005.

The report may be viewed on www.shell.com/investor

The Royal Dutch/Shell Group of Companies, "the Group", is a diverse group of energy companies with operations in around 140 countries. The Group's businesses include oil and gas exploration and production; power generation; manufacturing, marketing and shipping of oil products and chemicals and renewable energy projects including wind and solar power. The Group's parent companies are Royal Dutch Petroleum Company which has a 60% interest in the Group and The "Shell" Transport and Trading Company plc which has a 40% interest in the Group. Shares in the parent companies are traded on stock exchanges in Europe and the US. On 28 October 2004 Royal Dutch Petroleum and Shell Transport and Trading announced proposals for their unification under a single company, Royal Dutch Shell plc, with one Board of Directors. For further information, visit http://www.shell.com

Disclaimer statement

This announcement contains forward-looking statements, that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risk, risks associated with the identification of suitable potential acquisition properties and targets and the successful negotiation and consummation of transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2004 for a description of certain important factors, risks and uncertainties that may affect the Companies' businesses. Neither of the Companies undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

Cautionary Note to US Investors:

The United States Securities and Exchange Commission ('SEC') permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as "expected producible resources" and "amount of reserves we expect to produce", that the SEC's guidelines strictly prohibit us from including in filings with the SEC.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 9 June 2005